Exhibit 99.4

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF AUTOHOME INC. June 27, 2025 Please vote, sign, date and mail your proxy card in the envelope provided so that your vote is received on or before June 17, 2025 at 10:00 AM (New York City time). Please detach along perforated line and mail in the envelope provided. RESOLUTIONS PRESENTED FOR CONSIDERATION062725 AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS ON JUNE 27, 2025. x PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE 1. As an ordinary resolution: FOR AGAINST ABSTAIN THAT Mr. Song Yang be re-elected as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit. To indicate change your the new address address on your in the account, address please space check above the . Please box at note right and that changes this method to the . registered name(s) on the account may not be submitted via Signature of Shareholder Date: Signature of Shareholder Date: Note: title Please as such sign .exactly If the signer as your is a name corporation, or names please appear sign on full this corporate Proxy. When name shares by duly are authorized held jointly, officer, each giving holder full should title as sign such . .When If signer signing is a as partnership, executor, please administrator, sign in attorney, partnership trustee name or by guardian, authorized please person give full .